[GALEY & LORD LOGO APPEARS HERE]


                                           P.O. Box 35528
                                           Greensboro, North Carolina 27425-0528



                                              Contact:  Leonard F. Ferro
                                                        (336) 665-3037


          GALEY & LORD ANNOUNCES THIRD QUARTER OF FISCAL 2001 RESULTS


GREENSBORO, NC, JULY 18, 2001/PRNewswire - Galey & Lord, Inc. (GNL:NYSE) announced today net sales for the third quarter of fiscal 2001 (June quarter
2001) of $220.2 million, a decrease of 16% from the $262.2 million of net sales for the third quarter of fiscal 2000 (June quarter 2000).

The Company's net income for the June quarter 2001 would have been $1.7 million or $.14 per common share, excluding run-out costs associated with the Company's strategic initiatives announced on September 20, 2000, compared to net income for the June quarter 2000 of $2.5 million or $.21 per common share. Including the run-out charges related to the strategic initiatives, the Company reported net income for the June quarter 2001 of $0.8 million or $.07 per share.

The Company reported that for the first nine months of fiscal 2001, net sales were $673.6 million, a decrease of 6% from the $714.4 million of net sales for the first nine months of fiscal 2000.

The Company's net income for the first nine months of fiscal 2001 would have been $4.6 million or $.39 per common share, excluding run-out costs associated with the Company's strategic initiatives announced on September 20, 2000, compared to net income for the first nine months of fiscal 2000 of $1.8 million or $.15 per common share. Including the run-out charges related to the strategic initiatives, the Company reported net income for the first nine months of fiscal 2001 of $1.1 million or $.09 per common share.

At June 30, 2001, the Company was in compliance with all of its lenders' covenants.

Arthur C. Wiener, Chairman and CEO, commented, "It continues to be a most difficult environment for textiles. The relative strength of the dollar, along with a difficult domestic retail environment has continued to put price and volume pressure upon our products.

"Our denim division performed well in this environment. The closure of our Erwin facility last December caused a 21% decline in denim sales in the June quarter. However, operating income excluding strategic initiatives improved 39%. Galey & Lord Apparel, however, had a decline both in net sales (16.8%) and operating income excluding strategic initiatives (62.6%). The Company expects further deterioration of both volume and margins for this unit in the current (September 2001) quarter.

"Both European divisions (Swift Europe and Klopman International) performed well. The Company's Home Fashion Fabrics division performed poorly primarily because of lower priced greige fabric.

"As a result of the continued erosion of our Galey & Lord khaki business, the Company expects to report a net loss in the current (September 2001) period.

"The Company has taken and will continue to take the appropriate long-term actions to adjust to what it believes is a permanent change in the marketplace. Management continues to evaluate alternatives, including if necessary the potential rationalization and sale of assets, that it believes will position the Company to be profitable in fiscal year 2002 and it expects to conclude such evaluation shortly."

A conference call to discuss the third quarter 2001 earnings will be held at 11:00 am eastern time on July 18, 2001. All persons interested in accessing the conference call may via the internet at

http://www.videonewswire.com/event.asp?id=222.  Replay of the conference call
---------------------------------------------
will be available approximately 2-1/2 hours after the end of the call on the internet at http://www.prnewswire.com or via telephone at 1-800-475-6701 (access
            -------------------------
code:  594931).

Galey & Lord is a leading global manufacturer of textiles for sportswear, including cotton casuals, denim and corduroy, as well as a major international manufacturer of workwear fabrics. In order to offer sportswear customers a complete package of fabrics and garments from one source, the Company provides garment manufacturing from its owned and operated garment facilities. The Company also is a manufacturer of dyed and printed fabrics for use in home fashions.

This press release contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent, belief of current expectations of the Company and its management team. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among other things, competitive and economic factors in the textile, apparel and home furnishings markets, raw materials and other costs, the level of the Company's indebtedness, interest rate fluctuations, weather-related delays, general economic conditions, governmental legislation and regulatory changes, the long-term implications of regional trade blocs and the effect of quota phase-out and lowering of tariffs under the WTO trade regulations and other risks and uncertainties that may be detailed, from time-to time, in Galey & Lord's reports filed with the Securities and Exchange Commission.

                              GALEY & LORD, INC.

                    STATEMENT OF OPERATIONS RECONCILIATION
                                   Unaudited
                 (Amounts in thousands except per share data)

                                                                          Three Months Ended June 30, 2001
                                                          ------------------------------------------------------------
                                                          Excluding Strategic         Strategic
                                                               Initiatives           Initiatives           As Reported
                                                          -------------------        -----------           -----------
Net sales                                                      $220,161               $     -                $220,161
Cost of sales                                                   197,298                 1,274                 198,572
                                                               --------               -------                --------
Gross profit                                                     22,863                (1,274)                 21,589
Selling, general and
 Administrative expenses                                          7,904                     -                   7,904
Amortization of intangibles                                       1,201                     -                   1,201
                                                               --------               -------                --------
Operating income (loss)                                          13,758                (1,274)                 12,484
Interest expense                                                 14,431                     -                  14,431
Equity in (income) loss from
 associated companies                                            (2,689)                    -                  (2,689)
                                                               --------               -------                --------
Income (loss) before income
 Taxes                                                            2,016                (1,274)                    742
Income tax expense (benefit)                                        366                  (471)                   (105)
                                                               --------               -------                --------
Net income (loss)                                              $  1,650               $  (803)               $    847
                                                               ========               =======                ========

Net income (loss) per common share -
 basic and diluted                                             $   .14                $  (.07)               $    .07
                                                               ========               =======                ========



                                                                          Nine Months Ended June 30, 2001
                                                          ------------------------------------------------------------
                                                          Excluding Strategic         Strategic
                                                               Initiatives           Initiatives           As Reported
                                                          -------------------        -----------           -----------
Net sales                                                      $673,553               $     -                $673,553
Cost of sales                                                   598,516                 8,417                 606,933
                                                               --------               -------                --------
Gross profit                                                     75,037                (8,417)                 66,620
Selling, general and
 administrative expenses                                         25,332                   131                  25,463
Amortization of intangibles                                       3,591                     -                   3,591
Plant closing costs                                                   -                  (587)                   (587)
Net gain on benefit plan curtailment
                                                                      -                (2,327)                 (2,327)
                                                               --------               -------                --------
Operating income (loss)                                          46,114                (5,634)                 40,480
Interest expense                                                 46,230                     -                  46,230
Equity in (income) loss from
 associated companies                                            (6,427)                    -                  (6,427)
                                                               --------               -------                --------
Income (loss) before income
 taxes                                                            6,311                (5,634)                    677
Income tax expense (benefit)                                      1,688                (2,122)                   (434)
                                                               --------               -------                --------
Net income (loss)                                              $  4,623               $(3,512)               $  1,111
                                                               ========               =======                ========

Net income (loss) per common share -
 basic and diluted                                             $   .39                $  (.29)               $    .09
                                                               ========               =======                ========


                              GALEY & LORD, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                   Unaudited
                 (Amounts in thousands except per share data)

                                           Three Months Ended       Nine Months Ended
                                        ------------------------  ----------------------
                                         June 30,     July 1,      June 30,     July 1,
                                           2001        2000          2001        2000
                                         --------    --------      --------   ---------

Net sales                                $220,161    $262,243      $673,553   $ 714,387
Cost of sales                             198,572     231,731       606,933     636,718
                                         --------    --------      --------   ---------
Gross profit                               21,589      30,512        66,620      77,669
Selling, general and administrative
 expenses                                   7,904       9,960        25,463      27,181
Amortization of intangibles                 1,201       1,192         3,591       3,576
Plant closing costs                             -           -          (587)          -
Net gain on benefit plan curtailment            -           -        (2,327)          -
                                         --------    --------      --------   ---------
Operating income                           12,484      19,360(1)     40,480      46,912(1)

Interest expense                           14,431      16,850        46,230      49,330

Equity in (income) loss from
 associated companies                      (2,689)     (1,549)       (6,427)     (5,014)
                                         --------    --------      --------   ---------
Income (loss) before income taxes             742       4,059           677       2,596

Income tax expense (benefit)
  Current                                   2,095       3,066         7,529       4,046
  Deferred                                 (2,200)     (1,513)       (7,963)     (3,267)
                                         --------    --------      --------   ---------

Net income (loss)                        $    847    $  2,506      $  1,111   $   1,817
                                         ========    ========      ========   =========


Net income (loss) per common share:

Basic:
   Average common shares outstanding       11,997      11,961        11,981      11,935

   Net income (loss) per common share
    - basic                              $    .07    $    .21      $    .09   $     .15
                                         ========    ========      ========   =========

Diluted:
   Average common shares outstanding       12,007      11,979        12,003      11,949

   Net income (loss) per common share
    - diluted                            $    .07    $    .21      $    .09   $     .15
                                         ========    ========      ========   =========


(1) Includes $1,850 related to a recovery from a vendor for previous product losses due to defective chemicals supplied by that vendor.

                              GALEY & LORD, INC.

                      SELECTED SEGMENT OPERATING RESULTS
                                   Unaudited
                            (Amounts in thousands)



                                                       Three Months Ended                            Nine Months Ended
                                                 -------------------------------               -------------------------------
                                                 June 30,                July 1,               June 30,                July 1,
                                                   2001                   2000                   2001                   2000
                                                 --------               --------               --------               --------
Net Sales Per Segment
---------------------
    Galey & Lord Apparel                         $103,258               $124,060               $322,931               $339,939
    Swift Denim                                    78,103                 99,182                234,450                254,725
    Klopman International                          35,351                 34,357                106,123                103,046
    Home Fashion Fabrics                            3,449                  4,644                 10,049                 16,677
                                                 --------               --------               --------               --------
    Total
                                                 $220,161               $262,243               $673,553               $714,387
                                                 ========               ========               ========               ========
Operating Income (Loss)
-----------------------
  Per Segment Excluding
  ---------------------
  Strategic Initiatives
  ---------------------
    Galey & Lord Apparel                         $  4,426               $ 11,847(1)            $ 22,044               $ 27,938(1)
    Swift Denim                                     7,777                  5,576                 20,185                 11,096
    Klopman International                           3,425                  2,935                  8,876                 10,363
    Home Fashion Fabrics                           (1,489)                  (728)                (3,862)                (1,241)
    Corporate                                        (381)                  (270)                (1,129)                (1,244)
                                                 --------               --------               --------               --------
    Total                                        $ 13,758               $ 19,360               $ 46,114               $ 46,912
                                                 ========               ========               ========               ========
    % of Total Net Sales                              6.2%                   7.4%                   6.8%                   6.6%


Operating Income (Loss)
-----------------------
  Per Segment As Reported
  -----------------------
    Galey & Lord Apparel                         $  4,289               $ 11,847(1)            $ 19,901               $ 27,938(1)
    Swift Denim                                     6,640                  5,576                 16,825                 11,096
    Klopman International                           3,425                  2,935                  8,876                 10,363
    Home Fashion Fabrics                           (1,489)                  (728)                (3,862)                (1,241)
    Corporate                                        (381)                  (270)                (1,260)                (1,244)
                                                 --------               ---------              --------               --------
    Total                                        $ 12,484               $ 19,360               $ 40,480               $ 46,912
                                                 ========               ========               ========               ========
    % of Total Net Sales                              5.7%                   7.4%                   6.0%                   6.6%


(1) Includes $1,850 related to a recovery from a vendor for previous product losses due to defective chemicals supplied by that vendor.

                              GALEY & LORD, INC.

                          CONSOLIDATED BALANCE SHEETS
                            (Amounts in thousands)


                                                                              Unaudited
                                                                    -------------------------------
                                                                      June 30,              July 1,             September 30,
                                                                        2001                 2000                    2000*
                                                                     ---------            ---------             -------------
ASSETS

Current assets:
 Cash and cash equivalents                                           $   7,143            $  19,302               $   9,641
 Trade accounts receivable                                             163,531              204,450                 197,422
 Sundry notes and accounts receivable                                    3,715                7,069                   7,461
 Inventories                                                           164,854              177,046                 166,522
 Income taxes receivable                                                 2,269                6,144                   1,556
 Deferred income taxes                                                   9,776               12,710                  12,902
 Prepaid expenses and other current assets                               4,432                4,147                   3,957
                                                                     ---------            ---------               ---------
     Total current assets                                              355,720              430,868                 399,461

Property, plant and equipment, at cost                                 480,041              521,506                 472,567
Less accumulated depreciation and amortization                        (191,052)            (164,379)               (172,484)
                                                                     ---------            ---------               ---------
                                                                       288,989              357,127                 300,083

Investment in and advances to associated companies                      40,822               25,187                  31,878
Deferred charges                                                        11,891               13,599                  13,571
Other non-current assets                                                 1,662                1,675                   1,735
Intangibles                                                            145,784              150,568                 149,376
                                                                     ---------            ---------               ---------
                                                                     $ 844,868            $ 979,024               $ 896,104
                                                                     =========            =========               =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Current portion of long-term debt                                   $   4,860            $   3,064               $   3,072
 Trade accounts payable                                                 60,713               61,971                  59,907
 Accrued salaries and employee benefits                                 25,124               24,452                  24,028
 Accrued liabilities                                                    37,290               41,378                  45,583
 Income taxes payable                                                    4,460                2,326                   1,507
                                                                     ---------            ---------               ---------
     Total current liabilities                                         132,447              133,191                 134,097

Long-term debt                                                         616,893              665,993                 648,505
Other long-term liabilities                                             17,163               19,799                  22,813
Deferred income taxes                                                   24,011               58,094                  35,100

Stockholders' equity:
 Common stock                                                              124                  124                     124
 Contributed capital in excess of par value                             40,609               39,651                  39,673
 Retained earnings                                                      33,648               72,642                  32,537
 Treasury stock, at cost                                                (2,247)              (2,247)                 (2,247)
 Accumulated other comprehensive income                                (17,780)              (8,223)                (14,498)
                                                                     ---------            ---------               ---------
     Total stockholders' equity                                         54,354              101,947                  55,589
                                                                     ---------            ---------               ---------
                                                                     $ 844,868            $ 979,024               $ 896,104
                                                                     =========            =========               =========

* Condensed from audited financial statements.

                              GALEY & LORD, INC.
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                   Unaudited
                            (Amounts in thousands)

                                                                                    Nine Months Ended
                                                                                -------------------------
                                                                                June 30,          July 1,
                                                                                  2001             2000
                                                                                --------        ---------
Cash flows from operating activities:
  Net income (loss)                                                             $  1,111        $  1,817
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation of property, plant and equipment                                 24,323          30,169
    Amortization of intangible assets                                              3,591           3,576
    Amortization of deferred charges                                               2,234           2,122
    Deferred income taxes                                                         (7,963)         (3,267)
    Non-cash compensation                                                            936             232
    (Gain)/loss on disposals of property, plant and
       equipment                                                                      78             293
    Undistributed income from associated companies                                (6,427)         (5,014)
    Plant closing costs                                                             (587)              -
    Net gain on benefit plan curtailment                                          (2,327)              -
    Other                                                                            165               -
  Changes in assets and liabilities:
    (Increase)/decrease in accounts receivable - net                              32,812         (30,601)
    (Increase)/decrease in sundry notes & accounts
       receivable                                                                  1,856            (198)
    (Increase)/decrease in inventories                                                25          (5,216)
    (Increase)/decrease in prepaid expenses and other
       current assets                                                               (537)            309
    (Increase)/decrease in other non-current assets                                   62             625
    (Decrease)/increase in accounts payable - trade                                1,540             761
    (Decrease)/increase in accrued liabilities                                    (4,739)          8,870
    (Decrease)/increase in income taxes payable                                    3,695           1,692
    (Decrease)/increase in other long-term liabilities                            (4,401)           (665)
                                                                                --------        --------

Net cash provided by (used in) operating activities                               45,447           5,505

Cash flows from investing activities:
  Property, plant and equipment expenditures                                     (20,324)        (11,775)
  Proceeds from sale of property, plant and equipment                                907             336
  Distributions received from associated companies                                 3,076           1,808
  Investment in affiliates                                                        (1,122)              -
  Other                                                                              328             362
                                                                                --------        --------

Net cash provided by (used in) investing activities                              (17,135)         (9,269)

Cash flows from financing activities:
  Increase/(decrease) in revolving line of credit                                (11,105)         21,900
  Principal payments on long-term debt                                           (31,063)        (12,559)
  Issuance of long-term debt                                                      12,094               -
  Payment of bank fees and loan costs                                               (540)           (100)
                                                                                --------        --------

Net cash provided by (used in) financing activities                              (30,614)          9,241

Effect of exchange rate changes on cash and cash
  Equivalents                                                                       (196)           (475)
                                                                                --------        --------

Net increase/(decrease) in cash and cash equivalents                              (2,498)          5,002

Cash and cash equivalents at beginning of period                                   9,641          14,300
                                                                                --------        --------

Cash and cash equivalents at end of period                                      $  7,143        $ 19,302
                                                                                ========        ========